                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE l3D
                Under the Securities Exchange Act of l934
                         (Amendment No. 9)

                         Rogers Corporation
                         -------------------
                          (Name of Issuer)


                    Capital Stock, $1.00 par value
                    -------------------------------
                    (Title of class of securities)


                             77513310
                             ---------


                          (CUSIP Number)

                       Michael P. Maloney, Esq.
            Vice President, General Counsel and Secretary
                     Orion Capital Corporation
                         600 Fifth Avenue
                      New York, New York  10020
                         (212) 332-8080
- ------------------------------------------------------------------
(Name, address and telephone number of person authorized to

receive notices and communications)

Copies of all notices and communications should be sent to:

                       John J. McCann, Esq.
                 Donovan Leisure Newton & Irvine
                      30 Rockefeller Plaza
                    New York, New York l0112

                         May 4, 1995
- ------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement: []


                   (Continued on following pages)
                        Page l of 8 Pages
                   Exhibit Index Appears on Page 7

CUSIP No.  77513310
- ------------------------------------------------------------------

1)  Names of Reporting Persons      (a) Orion Capital Corporation
    S.S. or IRS Identification          IRS No. 95-6069054
    Nos. of Above Persons           (b) Security Reinsurance
                                        Company
                                        IRS No. 06-1008792
                                    (c) Security Insurance Company
                                        of Hartford
                                        IRS No. 06-0529570
- ------------------------------------------------------------------
2)  Check the Appropriate Box if   (a)
    a Member of a Group            (b) X
                                   (c) X
    (See Instructions)
- ------------------------------------------------------------------

3)  SEC Use Only
- ------------------------------------------------------------------

4)  Source of Funds                (a)  AF
    (See Instructions)             (b)  WC
                                   (c)  WC
- ------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------

6)  Citizenship or Place of        (a)  Delaware
    Organization                   (b)  Connecticut
                                   (c)  Connecticut
- ------------------------------------------------------------------
               (7)  Sole Voting
Number              Power                 157,800
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive
Each Reporting      Power                 157,800
Person With   (l0) Shared Dispositive
                   Power
- ------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person       157,800
- ------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
- ------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                   4.5%
- ------------------------------------------------------------------
14)  Type of Reporting Person    (a)  CO, HC
     (See Instructions)          (b)  CO, IC
                                 (c)  CO, IC

Item 1.   Security and Issuer.
          --------------------

     This statement relates to the Capital Stock, $1.00 par value
(the "Capital Stock"), of Rogers Corporation ("Rogers").  The
principal executive offices of Rogers are located at One
Technology Drive, Rogers, CT 06263.
Item 2.   Identity and Background.
          -----------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020-2302 and two of its wholly-owned subsidiaries: Security Reinsurance Company ("Security Re"), a Connecticut corporation; and Security Insurance Company of Hartford ("SICH"), a Connecticut corporation. The principal offices of Security Re and SICH are located at 9 Farm Springs Drive, Farmington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of Security Re and SICH. SICH underwrites and sells most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets; Security Re is a reinsurance company.
     This statement amends Items 2, 5 and 6 of the Schedule 13D dated October 24, 1989, as amended by Amendment No. 1 dated August 7, 1990, by Amendment No. 2 dated September 17, 1990, by Amendment No. 3 dated January 20, 1992, by Amendment No. 4 dated January 21, 1992, by Amendment No. 5 dated April 23, 1993, by Amendment No. 6 dated May 3, 1994, by Amendment No. 7 dated December 19, 1994, and by Amendment No. 8 dated April 12, 1995, each filed with the Commission by Orion and certain of its subsidiaries, by revising such items in accordance with the information contained herein.

Item 5.   Interest in Securities of Issuer.
          ---------------------------------

     According to Rogers' 1994 Annual Report, there were 3,522,461 shares of Rogers Capital Stock issued and outstanding as of January 1, 1995. Security Re owns 157,800 shares in the aggregate or approximately 4.5% of Rogers' Capital Stock. Orion may continue to be deemed the beneficial owner of all 157,800 shares of Rogers Capital Stock owned by Security Re. Since April 12, 1995, Security Re sold a total of 21,000 shares of Rogers Capital Stock on the dates and at the prices set forth in Exhibit A hereto. All of the shares sold by Security Re were sold in open market transactions on the American Stock Exchange.
     Security Re has sole power to vote and dispose of its shares of Rogers Capital Stock; decisions with respect to acquisitions, voting and dispositions are made by the Investment Committee of Security Re, a majority of whose members are officers and/or directors of Orion. Orion's voting control of Security Re enables Orion ultimately to direct the acquisition, voting and disposition of the shares of Rogers Capital Stock held by Security Re.
     Except as set forth above, or to the extent that the officers and directors of Orion and Security Re may be deemed to "beneficially own" shares of Rogers Capital Stock by reason of their voting power or investment power with respect to the shares owned by Security Re, no officer or director of Orion or Security Re beneficially owns, or has the right to acquire, directly or indirectly, any shares of Rogers Capital Stock or has effected any transaction in shares of Rogers Capital Stock since April 12, 1995.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          --------------------------------------------------------

     In accordance with a letter agreement dated May 26, 1995 between SICH and Rogers, on June 1, 1995 Rogers paid the sum of $2,723,750 to SICH, which amount represented payment in full of all principal outstanding ($2,500,000) on Rogers' 10.50% Senior Note due October 1, 1998 (the "Note"), $43,750 in accrued but unpaid interest through June 1, 1995, and $180,000 to compensate SICH for the satisfaction in full of the outstanding Note prior to the scheduled maturity thereof.

                         Signatures
                         -----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              ORION CAPITAL CORPORATION

                              By: /s/Raymond J. Schuyler
                                ---------------------------------
                                     Raymond J.Schuyler
                                 Vice President - Investments



                                SECURITY INSURANCE COMPANY
                                  OF HARTFORD

                                SECURITY REINSURANCE COMPANY


                              By: /s/Raymond J. Schuyler
                                 ---------------------------------
                                     Raymond J. Schuyler
                                    Senior Vice President





Dated:  June 13, 1995

                     EXHIBIT INDEX



EXHIBIT                                          PAGE
- -------                                          -----

  A           List of sales of Rogers Capital      8
              Stock by Security Re

                            EXHIBIT A



               Sales of Rogers Capital Stock by Security Re
               --------------------------------------------



                             Number           Price Per Share
  Date                    of Shares        (net of commission)
 ----                     ----------        -------------------

4/13/95                     2,000               $ 55.19
5/4/95                      2,000                 55.56
5/4/95                      2,000                 55.69
5/4/95                      4,000                 55.94
5/4/95                      2,000                 56.19
5/4/95                      2,000                 56.44
5/4//95                     2,000                 56.69
5/4/95                      2,000                 56.94
5/4/95                      1,700                 55.44
5/10/95                     1,300                 57.19




















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